Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at
(CAD millions, unaudited)	Note	June 30, 2021	December 31, 2020
Assets
Current
Cash		$2.3	$8.1
Accounts receivable		60.8	40.8
Risk management	7	-	0.8
Prepaid expenses and other		12.4	9.2

		75.5	58.9

Non-current
Property, plant and equipment	3	1,218.7	905.2

		1,218.7	905.2

Total assets		$1,294.2	$964.1

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$87.1	$74.1
Current portion of long-term debt	4	-	451.8
Current portion of lease liabilities	5	4.2	4.8
Current portion of provisions	6	19.4	16.3
Risk management	7	3.3	0.6

		114.0	547.6
Non-current
Long-term debt	4	424.1	-
Lease liabilities	5	5.9	5.6
Provisions	6	74.6	87.7
Other non-current liabilities		5.8	0.1

		624.4	641.0

Shareholders’ equity
Shareholders’ capital	9	2,189.5	2,187.0
Other reserves	9	102.1	103.6
Deficit		(1,621.8)	(1,967.5)

		669.8	323.1

Total liabilities and shareholders’ equity		$1,294.2	$964.1

Commitments and contingencies (Note 11)

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	1

Obsidian Energy Ltd.

Consolidated Statements of Income (Loss)

	Three months ended June 30			Six months ended June 30
(CAD millions, except per share amounts, unaudited)	Note	2021	2020	2021	2020

Production revenues	8	$111.0	$48.2	$203.2	$127.2
Processing fees		1.7	1.6	3.3	3.3
Royalties		(10.9)	(1.9)	(16.6)	(7.3)
Sales of commodities purchased from third parties		1.9	0.3	3.9	2.0

		103.7	48.2	193.8	125.2

Other income		1.5	4.6	2.5	8.7
Government decommissioning assistance	12	1.1	-	5.9	-
Risk management gain (loss)	7	(5.3)	(0.9)	(9.8)	22.4

		101.0	51.9	192.4	156.3

Expenses
Operating		33.9	23.1	64.8	55.9
Transportation		4.4	2.8	8.1	9.4
Commodities purchased from third parties		1.7	0.7	3.5	2.1
General and administrative		3.8	3.2	7.3	7.2
Restructuring		0.1	-	(1.9)	0.3
Share-based compensation	10	9.7	0.3	12.4	1.0
Depletion, depreciation, impairment and accretion	3,6	(283.5)	33.7	(256.0)	843.2
Gain on provisions	6	(0.3)	(0.1)	(0.3)	(23.0)
Foreign exchange loss (gain)	4	(0.9)	(2.7)	(1.6)	2.8
Financing	4,5	8.8	9.9	18.7	21.1
Transaction costs		-	-	0.1	-
Other	11	0.8	2.1	(8.4)	5.0

		(221.5)	73.0	(153.3)	925.0

Income (loss) before taxes		322.5	(21.1)	345.7	(768.7)

Deferred tax expense (recovery)		-	-	-	-

Net and comprehensive income (loss)		$322.5	$(21.1)	$345.7	$(768.7)

Net income (loss) per share
Basic		$4.33	$(0.29)	$4.67	$(10.53)
Diluted		$4.23	$(0.29)	$4.57	$(10.53)
Weighted average shares outstanding (millions)
Basic	9	74.5	73.0	74.0	73.0
Diluted	9	76.3	73.0	75.6	73.0

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

	Three months ended June 30			Six months ended June 30
(CAD millions, unaudited)	Note	2021	2020	2021	2020

Operating activities
Net income (loss)		$322.5	$(21.1)	$345.7	$(768.7)
Government decommissioning assistance	12	(1.1)	-	(5.9)	-
Other income		-	-	-	(0.3)
Depletion, depreciation, impairment and accretion	3,6	(283.5)	33.7	(256.0)	843.2
Provisions	6	(0.3)	(0.1)	(0.3)	(23.0)
Financing	4,5	1.5	0.2	5.0	1.1
Share-based compensation	10	0.8	0.5	1.1	0.8
Unrealized risk management loss (gain)	7	4.1	12.1	3.5	(0.2)
Unrealized foreign exchange loss (gain)	4	(0.9)	(2.7)	(1.9)	2.8
Other		-	1.1	-	1.1
Decommissioning expenditures	6	(0.5)	(0.2)	(3.8)	(8.2)
Onerous office lease settlements	6	(2.4)	(6.2)	(4.7)	(5.0)
Financing fees paid		(0.3)	-	(4.4)	-
Change in non-cash working capital		2.3	(15.2)	(8.0)	(10.1)

		42.2	2.1	70.3	33.5

Investing activities
Capital expenditures	3	(21.5)	(0.4)	(51.0)	(41.0)
Property dispositions (acquisitions), net	3	-	-	-	0.1
Change in non-cash working capital		(3.4)	(13.2)	3.4	(13.8)

		(24.9)	(13.6)	(47.6)	(54.7)

Financing activities
Increase (decrease) in long-term debt	4	(16.0)	13.0	(25.0)	21.0
Repayments of senior notes	4	-	-	(1.4)	-
Realized foreign exchange loss on repayments	4	-	-	0.3	-
Lease receivable receipts		-	-	-	2.2
Lease liabilities settlements	5	(1.1)	(1.7)	(2.3)	(3.4)
Exercised compensation plans		(0.1)	-	(0.1)	-

		(17.2)	11.3	(28.5)	19.8

Change in cash and cash equivalents		0.1	(0.2)	(5.8)	(1.4)
Cash and cash equivalents, beginning of period		2.2	1.8	8.1	3.0

Cash and cash equivalents, end of period		$2.3	$1.6	$2.3	$1.6

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2021		$2,187.0	$103.6	$(1,967.5)	$323.1
Net and comprehensive income		-	-	345.7	345.7
Share-based compensation	10	-	1.0	-	1.0
Issues on exercise of equity compensation plans		2.5	(2.5)	-	-

Balance at June 30, 2021		$2,189.5	$102.1	$(1,621.8)	$669.8

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2020		$2,186.7	$101.8	$(1,195.8)	$1,092.7
Net and comprehensive loss		-	-	(768.7)	(768.7)
Share-based compensation	10	-	0.8	-	0.8

Balance at June 30, 2020		$2,186.7	$102.6	$(1,964.5)	$324.8

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	4

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 7)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Obsidian Energy’s wholly owned subsidiaries hold a 55 percent interest.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) include the accounts of Obsidian Energy, our wholly owned subsidiaries and our proportionate interest in partnerships. Results from acquired properties are included in the Company’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation. Additionally, within these interim consolidated financial statements the Company has updated the presentation of our financial figures to disclose dollar figures rounded to the nearest hundred thousand. This may result in immaterial differences in the comparative figures.

b) Statement of Compliance

These interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements.

These interim consolidated financial statements were prepared using the same accounting policies as in the annual consolidated financial statements as at and for the year ended December 31, 2020.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

These interim consolidated financial statements were approved for issuance by the Board of Directors on July 29, 2021.

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	5

3. Property, plant and equipment (“PP&E”)

Oil and Gas assets/ Facilities, Corporate assets

Cost	Six months ended June 30, 2021	Year ended December 31, 2020
Balance, beginning of period	$10,838.3	$10,387.2
Capital expenditures	51.0	57.2
Dispositions	-	(0.1)
Transfer from/(to) assets held for sale	-	423.0
Net decommissioning dispositions	0.8	(29.0)

Balance, end of period	$10,890.1	$10,838.3

Accumulated depletion and depreciation	Six months ended June 30, 2021	Year ended December 31, 2020
Balance, beginning of period	$9,942.6	$8,708.3
Depletion and depreciation	49.7	122.1
Impairments	0.1	766.2
Impairment reversals	(311.5)	-
Transfers from/(to) asset held for sale	-	346.0

Balance, end of period	$9,680.9	$9,942.6

		As at
Net book value	June 30, 2021	December 31, 2020
Total	$1,209.2	$895.7

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets.

Cost

	Office	Transportation	Vehicle	Surface	Total

Balance, January 1, 2020	$12.6	$16.7	$4.1	$2.1	$35.5
Additions (Terminations)	(12.6)	(1.8)	1.6	-	(12.8)

Balance, December 31, 2020	$-	$14.9	$5.7	$2.1	$22.7
Additions	-	1.4	0.3	-	1.7

Balance, June 30, 2021	$-	$16.3	$6.0	$2.1	$24.4

Accumulated amortization

	Office	Transportation	Vehicle	Surface	Total

Balance, January 1, 2020	$2.4	$6.0	$1.3	$0.1	$9.8
Amortization	0.5	4.5	1.3	-	6.3
Termination	(2.9)	-	-	-	(2.9)

Balance, December 31, 2020	$-	$10.5	$2.6	$0.1	$13.2
Amortization	-	1.0	0.7	-	1.7

Balance, June 30, 2021	$-	$11.5	$3.3	$0.1	$14.9

	As at
Net book value	June 30, 2021	December 31, 2020

Total	$9.5	$9.5

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	6

Total PP&E

Total PP&E including Oil and Gas assets, Facilities, Corporate assets and Right-of-use assets is as follows:

		As at
PP&E	June 30, 2021	December 31, 2020
Oil and Gas assets, Facilities, Corporate assets	$1,209.2	$895.7
Right-of-use assets	9.5	9.5

Total	$1,218.7	$905.2

At June 30, 2021, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. As a result of recent improvements in forecasted commodity prices and continued positive drilling results, the Company concluded that an impairment reversal indicator was present within our Cardium CGU resulting in an impairment test being completed. The Company followed the value-in use method for the test using proved plus probable reserves. The after-tax discount rate applied within the test was 9.5 percent. No indicator of impairment or impairment reversal was noted for our Peace River, Viking or Legacy CGU’s, thus no test was performed.

Upon completion of the impairment test, a $311.5 million impairment reversal was recorded within our Cardium CGU.

The following table outlines benchmark prices and assumptions, based on an average of four independent reserve evaluators’ forecasts (Sproule Associates Limited, GLJ Petroleum Consultants, McDaniel & Associates Consultants and Deloitte Resource Evaluation & Advisory), used in completing the impairment tests as at June 30, 2021.

	WTI ($US/bbl)	AECO ($CAD/MMbtu)	Exchange rate ($US equals $1 CAD)	Inflation rate
2021	$70.50	$3.38	$0.80	-
2022	66.21	3.09	0.80	2.25%
2023	62.26	2.73	0.80	2.25%
2024	62.01	2.73	0.80	2.0%
2025	63.26	2.79	0.80	2.0%
2026 – 2030	$67.16	$2.96	$0.80	2.0%
Thereafter (inflation %)	2%	2%	-	2.0%

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	7

The following table outlines the sensitivity to possible changes to the estimated recoverable amount for the Cardium CGU which had an impairment test completed on June 30, 2021.

	Recoverable amount	Impairment/ (Impairment reversal)	1% change in discount rate	5% change in cash flows
Cardium	$1,166.8	$(311.5)	$68.5	$77.2

In 2020, the Company recorded $766.2 million of non-cash net impairments across multiple CGU’s, primarily as a result of the low commodity price environment due to the impact of the COVID-19 pandemic.

4. Long-term debt

	As at
	June 30, 2021	December 31, 2020
Syndicated credit facility	$370.0	$395.0

Senior secured notes – 2008 Notes 8.52%, US$4.0 million, maturing November 30, 2022	4.9	5.2
Senior secured notes – 2010 Q1 Notes 7.97%, US$9.5 million, maturing November 30, 2022	11.8	12.4
Senior secured notes – 2010 Q4 Notes 7.00%, US$13.0 million, maturing November 30, 2022	16.1	16.9
7.10%, US$5.7 million, maturing November 30, 2022	7.0	7.4
7.35%, US$2.1 million, maturing November 30, 2022	2.6	2.7
Senior secured notes – 2011 Q4 Notes 6.91%, US$12.0 million, maturing November 30, 2022	14.9	15.7

Total credit facility and senior secured notes	427.3	455.3

Deferred interest	2.0	-
Deferred financing costs	(5.2)	(3.5)

Total long-term debt	$424.1	$451.8

Current portion	$-	$451.8
Long-term portion	$424.1	$-

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	8

As a result of entering into amending agreements with our banking syndicate and senior secured noteholders during the first quarter of 2021 and the extension of the term-out periods to November 30, 2022, the Company’s syndicated credit facility and senior secured notes are classified as non-current on June 30, 2021. Additionally, as part of the amending agreements, the Company made a US$1.1 million (CAD$1.4 million) repayment on our senior secured notes during the first quarter of 2021.

Additional information on Obsidian Energy’s senior secured notes was as follows:

		As at
	June 30, 2021	December 31, 2020
Weighted average remaining life (years)	1.4	0.9
Weighted average interest rate	7.3%	5.2%

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. The aggregate amount available under the syndicated credit facility is $440 million which consists of a $225 million revolving syndicated credit facility and a $215 million non-revolving term loan. The revolving period under the syndicated credit facility is set at May 31, 2022, with the maturity date of both the syndicated credit facility and non-revolving term loan of November 30, 2022. Additionally, the Company has a revolving period reconfirmation date on January 17, 2022, whereby, on or prior to such date, the lenders may accelerate the end date of the revolving period to February 1, 2022. In this case, the end date of the term period would remain unchanged at November 30, 2022. Furthermore, the Company’s revolving credit facility will have a one-time adjustment to reduce our undrawn availability to $35 million at December 31, 2021. Any borrowing availability at this time in excess of that amount will be used to reduce amounts outstanding on the non-revolving term loan and senior notes.

Drawings on the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at June 30, 2021, 87 percent (December 31, 2020 – 87 percent) of Obsidian Energy’s long-term debt instruments were exposed to changes in short-term interest rates.

At June 30, 2021, letters of credit totaling $5.0 million were outstanding (December 31, 2020 – $5.0 million) that reduce the amount otherwise available to be drawn on the syndicated credit facility.

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	9

Financing expense consists of the following:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020

Interest on bank debt and senior notes	$7.0	$5.4	$12.7	$13.5
Advisor fees	0.3	4.3	1.0	6.5
Deferred financing costs	1.7	-	2.7	-
Unwinding discount on lease liabilities	0.1	0.2	0.3	1.1
Loss (gain) on debt modification	(0.3)	-	2.0	-

Financing	$8.8	$9.9	$18.7	$21.1

The senior note amending agreements entered into during the first quarter of 2021 resulted in a debt modification under IFRS 9 (“Financial Instruments”) and the recognition of a non-cash loss of $2.3 million due to the extended term and increase in interest rates.

Obsidian Energy records unrealized foreign exchange gains or losses on our senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Realized foreign exchange gains or losses are recorded upon actual repayment of senior notes. The split between realized and unrealized foreign exchange is as follows:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Realized foreign exchange loss	$-	$-	$0.3	$-
Unrealized foreign exchange (gain)/loss	(0.9)	(2.7)	(1.9)	2.8

Foreign exchange (gain)/loss	$(0.9)	$(2.7)	$(1.6)	$2.8

The Company is subject to Senior debt and Total debt to Capitalization financial covenants with a maximum ratio of 75 percent, as more specifically defined in the applicable lending agreements. At June 30, 2021, the Company was in compliance with our financial covenants under such lending agreements.

5. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Six months ended June 30, 2021	Year ended December 31, 2020

Balance, beginning of period	$10.4	$113.8
Additions (terminations)	1.7	(98.6)
Unwinding of discount on lease liabilities	0.3	1.5
Lease payments	(2.3)	(6.3)

Balance, end of period	$10.1	$10.4

Current portion	$4.2	$4.8
Long-term portion	$5.9	$5.6

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	10

The following table sets out a maturity analysis of lease payments, disclosing the undiscounted balance after June 30, 2021:

	2021	2022	2023	2024	2025	Thereafter	Total
Transportation	$1.3	$2.7	$1.8	$-	$-	$-	$5.8
Vehicle	0.8	1.3	0.8	0.1	-	-	3.0
Surface	0.1	0.1	0.1	0.1	0.1	5.1	5.6

Total	$2.2	$4.1	$2.7	$0.2	$0.1	$5.1	$14.4

Amounts recognized in Consolidated Statements of Income (Loss) and Consolidated Statements of Cash Flows

The Company recorded $nil income from sub-leases related to our right-of-use assets. Expenses related to short-term leases and leases of low-value assets were insignificant during the period.

6. Provisions

	As at
	June 30, 2021	December 31, 2020
Decommissioning liability	$64.5	$70.5
Office lease provision	29.5	33.5

Total	$94.0	$104.0

Current portion	$19.4	$16.3
Long-term portion	$74.6	$87.7

Decommissioning liability

At June 30, 2021, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2020 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 9.0 percent (December 31, 2020 – 9.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At June 30, 2021, the total decommissioning liability on an undiscounted, uninflated basis was $580.5 million (December 31, 2020 - $596.6 million).

Changes to the decommissioning liability were as follows:

	Six months ended June 30, 2021	Year ended December 31, 2020
Balance, beginning of period	$70.5	$100.1
Net liabilities added (disposed) (1)	1.1	(0.4)
Increase (decrease) due to changes in estimates	(0.3)	(28.6)
Liabilities settled	(3.8)	(11.1)
Government decommissioning assistance	(5.9)	(2.2)
Transfers from (to) liabilities for assets held for sale	-	7.0
Accretion charges	2.9	5.7

Balance, end of period	$64.5	$70.5

Current portion	$10.5	$7.3
Long-term portion	$54.0	$63.2

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions as applicable.

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	11

Office lease provision

The office lease provision represents the net present value of non-lease components on future office lease payments. The office lease provision was determined by applying an asset specific credit-adjusted discount rate of 6.5 percent (December 31, 2020 – 6.5 percent) over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Six months ended June 30, 2021	Year ended December 31, 2020

Balance, beginning of period	$33.5	$12.7
Net additions (dispositions)	-	27.0
Increase (decrease) due to changes in estimates	(0.3)	1.0
Cash settlements	(4.7)	(9.7)
Accretion charges	1.0	2.5

Balance, end of period	$29.5	$33.5

Current portion	$8.9	$9.0
Long-term portion	$20.6	$24.5

7. Risk management

Financial instruments consist of cash and cash equivalents, accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At June 30, 2021, except for the senior notes described in Note 4 with a carrying value of $57.3 million (December 31, 2020 – $60.3 million) and a fair value of $52.5 million (December 31, 2020 - $49.3 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments.

The fair values of all outstanding financial commodity related contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses.

At June 30, 2021 and December 31, 2020, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Six months ended June 30, 2021	Year ended December 31, 2020
Balance, beginning of period	$0.2	$(0.6)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(3.5)	0.8

Total fair value, end of period	$(3.3)	$0.2

Current portion	$(3.3)	$0.2
Long-term portion	$-	$-

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	12

Obsidian Energy had the following financial instruments outstanding as at June 30, 2021. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)

Oil
WTI Swaps	5,500 bbl/d	July 2021	$87.41/bbl	$(0.6)

AECO Swaps
AECO Swaps	21,300 mcf/d	July – October 2021	$2.57/mcf	(2.7)

Total				$(3.3)

Based on commodity prices and contracts in place at June 30, 2021, a $1.00 change in the price per barrel of WTI oil would change pre-tax unrealized risk management by $0.2 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $0.3 million.

Subsequent to June 30, 2021 the Company entered into the following additional financial hedges on a weighted average basis:

	Notional volume	Term	Pricing

Oil
WTI Swaps	919 bbl/d	July 2021	$92.05/bbl
WTI Swaps	3,000 bbl/d	August 2021	$90.33/bbl

AECO Swaps
AECO Swaps	2,370 mcf/d	August – October 2021	$3.85/mcf
AECO Swaps	4,739 mcf/d	November 2021 – March 2022	$4.18/mcf

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Realized
Settlement of commodity contracts	$(1.2)	$11.2	$(6.3)	$22.2

Total realized risk management gain (loss)	$(1.2)	$11.2	$(6.3)	$22.2

Unrealized
Commodity contracts	$(4.1)	$(12.1)	$(3.5)	$0.2

Total unrealized risk management gain (loss)	(4.1)	(12.1)	(3.5)	0.2

Risk management gain (loss)	$(5.3)	$(0.9)	$(9.8)	$22.4

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	13

Additionally, the Company had the following physical contracts outstanding at June 30, 2021.

	Notional volume	Term	Pricing
Light Oil Differential (1) (2)
	1,230 bbl/d	Jul – Sep 2021		$5.82/bbl
Light Oil Differential – USD (1)
	1,539 bbl/d	Jul – Sep 2021	US$	4.42/bbl
Heavy Oil Differential (3)
	564 bbl/d	Jul – Sep 2021		$14.85/bbl
Heavy Oil Differential - USD (4)
	550 bbl/d	Jul – Sep 2021	US$	26.00/bbl

(1)	Differentials completed on a WTI - MSW basis.
(2)	USD transactions completed on a US$ WTI - US$ MSW basis and converted to Canadian dollars using a fixed foreign exchange ratio of CAD/USD $1.279 in the third quarter of 2021.
(3)	Differentials completed on a WTI - WCS basis.
(4)	Hedged on a US$ basis and inclusive of WCS differential, quality and transportation charges.

Subsequent to June 30, 2021 the Company entered into the following additional physical contract:

	Notional volume	Term	Pricing
Heavy Oil Differential - USD (1)
	550 bbl/d	Oct – Dec 2021	US$	26.00/bbl

(1)	Hedged on a US$ basis and inclusive of WCS differential, quality and transportation charges.

Market risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

COVID-19 Pandemic Risk

In March 2020, the World Health Organization declared COVID-19 a global pandemic. Since that time, the oil and natural gas industry has experienced significant volatility with commodity prices, and in particular oil prices, as a result of a decline in economic activity and lower demand for commodities in both Canada and around the world. In 2021, oil prices have largely recovered from the lows that occurred in the second quarter of 2020 as restrictions eased and vaccines started to be administered. The timing for achieving full demand recovery remains uncertain as countries are at various stages of rolling-out vaccines while virus outbreaks continue to occur, mainly due to new variants, which has resulted in activity restrictions in certain countries. This market volatility has not only impacted oil and natural gas sales but has increased the complexity of certain judgements and estimates when preparing our second quarter financial information, particularly within the measurement uncertainty of the inputs used in the Company’s assessment of the recoverability of asset carrying values, assessing counterparty credit risk as well as the credit risk-adjusted discount rate used within our decommissioning liability and office lease provision.

There have been no material changes to these risks from those discussed in the Company’s annual audited consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	14

8. Revenue and Other Income

The Company’s significant revenue streams consist of the following:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Oil	$87.5	$35.5	$158.1	$99.4
NGLs	7.7	2.4	14.8	7.0
Natural gas	15.8	10.3	30.3	20.8

Production revenues	111.0	48.2	203.2	127.2
Processing fees	1.7	1.6	3.3	3.3

Oil and natural gas sales	112.7	49.8	206.5	130.5
Other income	1.5	4.6	2.5	8.7

Oil and natural gas sales and other income	$114.2	$54.4	$209.0	$139.2

Other income includes $1.5 million in road use recoveries for the second quarter of 2021 (2020 - $1.5 million) and $2.5 million for the six-month period ended June 30, 2021 (2020 - $2.9 million). In 2020, the remainder of other income primarily relates to curtailment sales, whereby the Company sold unused production limit capacity under the Alberta Government Curtailment production limits.

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2019	73,011,488	$2,186.7
Issued pursuant to equity compensation plans (1)	504,737	0.3

Balance, December 31, 2020	73,516,225	$2,187.0
Issued pursuant to equity compensation plans (1)	1,334,072	2.5

Balance, June 30, 2021	74,850,297	$2,189.5

(1)	Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

Average shares outstanding (millions)	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Basic	74.5	73.0	74.0	73.0
Dilutive impact of stock options/ RSUs	1.8	-	1.6	-

Diluted (1)	76.3	73.0	75.6	73.0

(1)

2020 excludes the impact of 1.1 million weighted average shares related to options outstanding under the Stock Option Plan (“Option Plan”) and Restricted Share Units (“RSUs”) outstanding under the Restricted and Performance Share Unit plan (“RPSU plan”) that were considered anti-dilutive and/or not in the money.

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	15

10. Share-based compensation

Restricted and Performance Share Unit plan

Restricted Share Unit grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

RSUs (number of shares equivalent)	Six months ended June 30, 2021	Year ended December 31, 2020
Outstanding, beginning of period	2,355,408	1,100,278
Granted	190,500	1,818,840
Vested	(1,334,072)	(510,738)
Forfeited	(20,846)	(52,972)

Outstanding, end of period	1,190,990	2,355,408

The fair value and weighted average assumptions of the RSUs granted during the periods were as follows:

	Six months ended June 30
	2021	2020
Average fair value of units granted (per unit)	$1.99	$-
Expected life of units (years)	1.0	-
Expected forfeiture rate	0.0%	-

There were no RSUs granted during the first six months of 2020.

Performance Share Unit (“PSU”) grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company. Members of the Board of Directors are not eligible for the RPSU plan. The PSU obligation is classified as a liability due to the cash settlement feature and could be settled in cash or shares purchased on the open market or issued from treasury.

PSUs (number of shares equivalent)	Six months ended June 30, 2021	Year ended December 31, 2020
Outstanding, beginning of period	453,845	92,424
Granted	684,620	376,310
Vested	-	(10,716)
Forfeited	-	(4,173)

Outstanding, end of period	1,138,465	453,845

The liability associated with the PSUs under the RPSU plan was $2.9 million at June 30, 2021 (December 31, 2020 - $0.1 million).

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	16

Stock Option Plan

Obsidian Energy has an Option Plan that allows the Company to issue options to acquire common shares to officers, employees, directors and other service providers.

	Six months ended June 30, 2021		Year ended December 31, 2020
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	961,954	$ 0.94	89,178	$ 10.41
Granted	2,116,120	1.99	917,490	0.56
Forfeited	(41,207)	8.40	(44,714)	12.06

Outstanding, end of period	3,036,867	$ 1.57	961,954	$ 0.94

Exercisable, end of period	203,257	$ 0.76	44,464	$ 8.74

The fair value and weighted average assumptions of the options granted during the six-month periods were as follows:

	Six months ended June 30
	2021	2020
Average fair value of options granted (per option)	$ 1.11	$ -
Expected volatility	86.9%	-
Expected life of options (years)	3.36	-
Expected forfeiture rate	0.5%	-

There were no options granted during the first six months of 2020.

Treasury Incentive Award Plan (“NTIP”)

Beginning in the second quarter of 2021, Obsidian Energy implemented the NTIP that allows the Company to issue restricted awards whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. The Company currently anticipates that the consideration will be in the form of cash, however, we do have the option to provide the consideration in the form of shares purchased on the open market.

NTIP Restricted Awards	Six months ended June 30, 2021	Year ended December 31, 2020
Outstanding, beginning of period	-	-
Granted	1,089,560	-
Forfeited	(17,200)	-

Outstanding, end of period	1,072,360	-

The liability associated with the NTIP was $0.6 million at June 30, 2021 (December 31, 2020 – nil), including $0.3 million recorded as a current liability and $0.3 million as a non-current liability.

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX. At June 30, 2021, 2,304,090 DSUs (December 31, 2020 – 2,087,580) were outstanding and $9.8 million was recorded as a current liability (December 31, 2020 – $1.9 million).

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	17

Share-based compensation

Share-based compensation consisted of the following:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
RSU grants	$ 0.4	$ 0.5	$ 0.7	$ 0.8
PSU grants	2.6	-	2.8	-
DSU plan	5.7	(0.2)	7.9	0.2
Options	0.4	-	0.4	-
NTIP	0.6	-	0.6	-
Share-based compensation	$ 9.7	$ 0.3	$ 12.4	$ 1.0

The share price used in the fair value calculation of the RPSU, DSU and NTIP plan obligations at June 30, 2021 was $4.24 per share (2020 – $0.57).

Employee retirement savings plan

Obsidian Energy has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Obsidian Energy matches these contributions at a rate of $1.00 for each $1.00 of employee contribution. Both the employee’s and Obsidian Energy’s contributions are used to acquire Obsidian Energy common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

Effective May 1, 2020, due to the low commodity price environment, the Company temporarily suspended the employer match portion of the savings plan. This was partially re-instated on May 1, 2021 with Obsidian Energy matching contributions at a rate of $0.50 for each $1.00 of employee contribution up to 10 percent of an employee’s salary.

11. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In 2018, the Company fully utilized available insurance coverage relating to ongoing claims against former Penn West employees arising from the Company’s 2014 restatement of certain financial results when we were known as Penn West. A claim brought by the United States Securities and Exchange Commission (“SEC”) against Penn West was previously settled. The Company had been indemnifying two former employees pursuant to indemnity agreements in connection with the claims brought by the SEC arising out of the same restatement. In 2020, the SEC reached a settlement with the two former employees.

The Company continued to accrue for, but not pay, defense costs incurred on behalf of the two former employees and recently agreed to a settlement to pay $6.4 million of the defense costs equally over a 30-month period beginning in April 2021. As a result of the settlement, the Company recorded a recovery of costs in the first quarter of 2021 previously accrued which was recorded within Other in the Consolidated Statements of Income (Loss).

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12. Government grants

The Company has received payments as part of the Canadian Emergency Wage Subsidy program (“CEWS”). CEWS allows eligible companies to receive a subsidy of employee wages, subject to a maximum. For the first six months of 2021, this resulted in a benefit to the Company of approximately $0.5 million (2020 – $2.4 million) which resulted in a $0.3 million reduction to operating costs, a $0.1 million reduction to general and administrative costs and a $0.1 million reduction to capital expenditures.

The Company received a grant allocation under the Alberta Site Rehabilitation Program beginning in 2020. These awards will allow the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. The Company utilized $5.9 million of net grants during the first six months of 2021 (2020 – nil).

OBSIDIAN ENERGY SECOND QUARTER 2021	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	19